UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ____

Commission file number 0-20388

A.     Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

LITTELFUSE, INC. 401(K) RETIREMENT AND SAVINGS PLAN

B.     Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office.

Littelfuse, Inc.

8755 W. Higgins Road

Suite 500

Chicago, Illinois 60631

Financial Statements and Supplemental Schedule Littelfuse, Inc. 401(k) Retirement and Savings Plan Years Ended December 31, 2015 and 2014 With Report of Independent Registered Public Accounting Firm

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

Retirement Committee

Littelfuse, Inc. 401(k) Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Littelfuse, Inc. 401(k) Retirement and Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Littelfuse, Inc. 401(k) Retirement and Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Littelfuse, Inc. 401(k) Retirement and Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Chicago, Illinois

June 24, 2016

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2015	2014
Assets
Investments, at fair value	$77,721,572	$70,396,442
Receivables:
Company contributions	1,307,499	1,255,383
Notes receivable from participants	834,304	907,189
Total receivables	2,141,803	2,162,572

Net assets available for benefits	$79,863,375	$72,559,014

See accompanying notes.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2015	2014
Additions
Investment income:
Net (depreciation) appreciation in fair value of investments	$(3,026,650)	$340,028
Interest and dividends	4,152,553	3,805,741
Other Income	65,085	52,848
	1,190,988	4,198,617

Interest income on notes receivable from participants	35,660	35,642

Contributions:
Company	3,109,374	2,911,219
Participants	3,897,828	3,659,294
Rollovers	4,902,633	1,654,414
	11,909,835	8,224,927

Total additions	13,136,483	12,459,186

Deductions:
Distributions to participants	5,776,455	5,668,163
Administrative fees	55,667	68,068
Total deductions	5,832,122	5,736,231

Net increase	7,304,361	6,722,955
Net assets available for benefits at beginning of year	72,559,014	65,836,059
Net assets available for benefits at end of year	$79,863,375	$72,559,014

See accompanying notes.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

1. Description of the Plan

The following description of the Littelfuse, Inc. 401(k) Retirement and Savings Plan (the Plan) provides general information about the Plan’s provisions. Littelfuse, Inc. (the Company) is the Plan’s sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan is a defined-contribution plan, which is optional to all eligible U.S. employees of the Company. Eligible participants are automatically enrolled in the Plan unless they affirmatively decline to participate. The entry date into the Plan is the first day of the month following or coincident with the date of hire.

The Plan is administered by the T. Rowe Price Trust Company (the Trustee) under the direction of the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Each year, participants may make elective deferral contributions to the Plan in any pay period up to a maximum of 90% of their eligible compensation for that pay period, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. If a participant is automatically enrolled, the participant’s deferral is set at 2% of eligible compensation until changed by the participant. All eligible participants contributing less than 10% will have their deferral rate increased by 1% annually until they reach 10% or opt out of the automatic increase option. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Highly compensated participants, as defined by the Internal Revenue Service (IRS), are subject to more restrictive maximum limits. The Company matches participant contributions dollar for dollar up to the first 4% of the participant’s eligible compensation, as defined in the Plan. All contributions are subject to certain limitations of the Internal Revenue Code (the Code).

Each year, effective January 1, 2012, the Company makes an annual non-safe harbor, non-elective company contribution equal to 2% of eligible compensation for the plan year. The contribution is made to eligible participants employed at the end of the plan year.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Certain Plan participants, who meet certain eligibility requirements, will receive an additional annual non-elective company contribution equal to 5% of their eligible compensation for the plan year. These Plan participants are defined as the 60 Point Group. The 60 Point Group is a grandfathered benefit and is not open to future participants. The annual contribution for this group is made regardless of a participant’s deferrals and invested in the same manner as his or her elective deferrals.

Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. If a participant is automatically enrolled, his or her contributions are invested in the applicable lifestyle fund based on the participant’s age until the participant changes his or her election. The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and allocations of plan earnings and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of the participant’s respective elected investment options. Allocations of administrative expenses are based on the participant’s account balance as defined. The benefit to which a participant is entitled is the participant’s vested account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon, as well as the Company’s elective and non-elective contributions.

Forfeitures

Forfeited balances of terminated participant accounts are utilized on a prioritized basis in the Plan year in which the forfeiture occurs and may be used to reduce future company contributions and administrative expenses. Forfeitures used to reduce Company contributions and administrative expenses were $0 and $24,324 for the years ended December 31, 2015 and 2014, respectively.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 25 years for the purchase of a primary residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A participant may not have more than two loans outstanding at any point in time.

The loans bear interest at a rate commensurate with local prevailing rates at the date of issuance as determined quarterly by the plan administrator. Principal and interest are paid ratably through semi-monthly payroll deductions. If a participant terminates employment with the Company, the entire unpaid principal sum plus accrued interest (plus any other amounts due under the loan) will become immediately due and payable. If the loan is not repaid, it will automatically be treated as a distribution to the participant after three months.

Payment of Benefits

Participants are entitled to receive a distribution of the vested balances in their accounts upon reaching age 59 1/2, termination of employment, disability, death, or in the event of a financial hardship. Distributions may be made in a lump sum or in periodic installments and are taxable to the participant when received. Distributions prior to age 59 1/2 may subject the participant to a 10% federal income tax penalty.

Upon separation from service with the Company due to death, disability, retirement, or termination, a participant whose vested account balance exceeds $1,000 may elect to receive either a lump sum or may elect installment payments on a quarterly or annual basis. A participant whose vested account balance is $1,000 or less and has not commenced receiving installment payments will automatically receive a lump-sum distribution equal to his or her vested account balance after three months.

For separated participants whose vested account balance exceeds $1,000, but is less than $5,000, and who have not commenced receiving installment payments or another form of distribution; they will automatically have their balance rolled over to an IRA with T. Rowe Price after three months.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Recently Issued Accounting Pronouncements

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (NAV) practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. For all other entities, the guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Plan management is currently evaluating the effect that the provisions of ASU 2015-07 will have on the Plan financial statements.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective or fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted.  Plan management is currently evaluating the effect that the provisions of ASU 2015-12 will have on the Plan financial statements.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded as earned. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2015 and 2014, are as follows:

	2015	2014

T. Rowe Price Growth Stock Fund	$10,247,815	$8,827,902
T. Rowe Price New Horizons Fund	7,676,251	6,687,932
T. Rowe Price Equity Income Fund	7,105,407	7,318,830
T. Rowe Price Mid-Cap Growth Fund	4,923,135	4,131,125
T. Rowe Price New Income Fund	4,632,683	4,041,356
T. Rowe Price Prime Reserve Fund	4,524,071	4,423,122
T. Rowe Price Retirement 2030 Fund	4,397,410	*
T. Rowe Price Equity Index Trust CL A Fund	4,269,588	4,065,324
T. Rowe Price Retirement 2025 Fund	4,145,574	*
Littelfuse, Inc. Common Stock	*	4,368,747

*	Represents less than 5% of Plan’s Net Assets Available for Benefits in the year indicated.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments, continued

For the years ended December 31, 2015 and 2014, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2015	2014
Registered investment companies	$(3,515,840)	$(350,224)
Littelfuse, Inc. common stock	439,258	181,092
Collective trust fund	49,932	509,160
	$(3,026,650)	$340,028

4. Fair Value Measurements

In accordance with the FASB ASC Topic 820, Fair Value Measurements, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation technique and inputs used for each major class of assets measured at fair value by the Plan.

Registered investment companies – Valued at quoted market prices, which represent the net asset values (NAV) of shares held by the Plan at year-end.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements, continued

Common stock – Valued at the last reported prices on an active national securities exchange on the last business day of the plan year.

Collective trust fund – Valued at the NAV provided by the administrator of the fund which is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value.

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Littelfuse, Inc. common stock	$3,735,125	$–	$–	$3,735,125
Registered investment companies:
Money market	4,524,071	–	–	4,524,071
Fixed income	4,632,683	–	–	4,632,683
Equity	34,999,137	–	–	34,999,137
International	3,829,608	–	–	3,829,608
Lifestyle	21,731,360	–	–	21,731,360
Collective trust fund – S&P 500	–	4,269,588	–	4,269,588
Investments, at fair value	$73,451,984	$4,269,588	$–	$77,721,572

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements, continued

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Littelfuse, Inc. common stock	$4,368,747	$–	$–	$4,368,747
Registered investment companies:
Money market	4,423,122	–	–	4,423,122
Fixed income	4,041,356	–	–	4,041,356
Equity	32,800,533	–	–	32,800,533
International	3,540,471	–	–	3,540,471
Lifestyle	17,156,889	–	–	17,156,889
Collective trust fund – S&P 500	–	4,065,324	–	4,065,324
Investments, at fair value	$66,331,118	$4,065,324	$–	$70,396,442

5. Income Tax Status

The Plan adopted the Accudraft, Inc. 401(k) Non-Standardized Prototype Adoption Agreement #002, which has received a Plan determination letter from the IRS dated July 18, 2011, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

6. Related-Party Transactions

Littelfuse, Inc. Common Stock

Transactions in shares of Littelfuse, Inc. common stock qualify as party-in-interest transactions. At December 31, 2015 and 2014, the Plan held 34,902 and 45,192 shares of Littelfuse, Inc. common stock, respectively, representing 4.8% and 6.1%, respectively, of the total net assets of the Plan.

Registered Investment Companies Managed by T. Rowe Price Trust Company

Certain Plan investments are shares of registered investment companies managed by the Trustee of the Plan. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Fees paid by the Plan to the Trustee for investment management services were deducted from the net asset values of shares of registered investment companies held by the Plan.

7. Administrative Expenses

All administrative and record-keeping fees of the Trustee and certain accounting and legal expenses of the Plan are paid by the Company on behalf of the Plan.

8. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Littelfuse, Inc. 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN #36-3795742         Plan #002

December 31, 2015

Identity of		Number	Current
Issuer	Description	of Shares	Value

T. Rowe Price*	Growth Stock Fund	190,977	$10,247,815
T. Rowe Price*	Equity Income Fund	249,663	7,105,407
T. Rowe Price*	New Horizons Fund	180,788	7,676,251
T. Rowe Price*	Mid-Cap Growth Fund	67,146	4,923,135
T. Rowe Price*	New Income Fund	494,945	4,632,683
T. Rowe Price*	Prime Reserve Fund	4,524,071	4,524,071
T. Rowe Price*	Retirement 2030 Fund	201,624	4,397,410
T. Rowe Price*	TRP Equity Index Trust CL A	59,698	4,269,588
T. Rowe Price*	Retirement 2025 Fund	277,296	4,145,574
T. Rowe Price*	International Stock Fund	250,629	3,829,608
Littelfuse, Inc.*	Common stock	34,902	3,735,125
T. Rowe Price*	Retirement 2020 Fund	169,006	3,327,734
T. Rowe Price*	Mid-Cap Value Fund	110,436	2,754,267
T. Rowe Price*	Retirement 2040 Fund	120,901	2,729,955
T. Rowe Price*	Retirement 2015 Fund	179,734	2,458,757
T. Rowe Price*	Small-Cap Value Fund	63,113	2,292,262
T. Rowe Price*	Retirement 2035 Fund	144,054	2,274,606
T. Rowe Price*	Retirement 2045 Fund	70,065	1,062,182
T. Rowe Price*	Retirement 2050 Fund	44,579	567,943
T. Rowe Price*	Retirement 2055 Fund	28,612	363,660
T. Rowe Price*	Retirement Bal Inv	15,635	222,645
T. Rowe Price*	Retirement 2010 Fund	6,330	106,848
T. Rowe Price*	Retirement 2005 Fund	5,957	74,046
			77,721,572
Participant loans*	Loans receivable with varying maturities; interest rates of 4.25% - 8.0%		834,304
			$78,555,876

*Indicates party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Littelfuse, Inc. 401(K) Retirement and Savings Plan

Dated: June 24, 2016	By:	/s/ Ryan K. Stafford

Ryan K. Stafford
Plan Administrator

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm